Frozen Food Gift Group, Inc.

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549

Dear Sirs and Mesdames,

On February 13, 2013, we received a comment letter from Ms. Catherine T. Brown (on behalf of Mara L. Ransom, Assistant Director) of the Division of Corporation Finance, in response to a Preliminary Information Statement on Schedule 14C that was filed by Frozen Food Gift Group, Inc. (the Company) on January 16, 2013 (File No. 000-54597).

In her comment letter, she asked that we provide a written statement from the Company with respect to those comments.

To that end, I am writing to acknowledge that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Jonathan Irwin

Jonathan Irwin
Chief Executive Officer
Frozen Food Gift Group, Inc.

CC: Gary L. Blum

7825 Fay Avenue, Suite 200
La Jolla, CA 92037
888.530.3738

LAW OFFICES OF
GARY L. BLUM
3278 WILSHIRE BOULEVARD
SUITE 603
LOS ANGELES, CALIFORNIA 90010

GARY L. BLUM	TELEPHONE: (213) 381-7450
EMAIL: gblum@gblumlaw.com

February 19, 2013

Ms. Catherine T. Brown

SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, DC 20549

Re:           Frozen Food Gift Group, Inc.

Response to comment letter of February 13, 2013

Preliminary Information Statement on Schedule 14C

Filed as Correspondence on February 19, 2013

File No. 000-54597

Dear Ms. Brown:

Enclosed, along with the requested written statement of the Company, is a redlined Preliminary Information Statement on Schedule 14C, Amendment No.1, indicating changes from the initial version of the document filed on January 16, 2013. The changes are made in response to a comment letter from you of February 13, 2013. The paragraph heading below indicates the location in the accompanying redlined document of our responses to your comments.

Purpose and Effect of Increasing the Number of Authorized SharesÉpage 2

In response to written staff comments, we have stated in the document that the Company intends to use the increase in the number of authorized shares to allow the Company to fulfill its obligation to Tangiers by designating a class of Preferred Series A shares and issuing them to Tangiers, which it intends to do promptly. We have also stated that, other than fulfilling its obligation to Tangiers, the Company, although having internal discussions about the use of preferred shares for potential future financings and other future corporate purposes, has no such plans, proposals, or arrangements, written or otherwise, at this time to issue any of the newly available authorized shares of preferred stock.

As well, a red-lined copy of the Preliminary Information Statement as revised to satisfy the written comments is included.

We believe the foregoing changes have adequately addressed the Commission’s comments. If you have any questions or require anything further, please feel free to call me at 213-381-7450 or Jonathan Irwin, the Company’s CEO, at 443-676-1061.

Sincerely yours,

/s/ Gary L. Blum
Gary L. Blum
Law Offices of Gary L. Blum

cc: Jonathan Irwin